GARRISON CAPITAL INC.

1290 Avenue of the americas, SUITE 914
new york, new york 10019

July 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor

Re:	Garrison Capital Inc.

Registration Statement on Form N-2

File Numbers 333-195003 and 814-878

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Garrison Capital Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-195003; 814-878) (the “Registration Statement”) so that such Registration Statement may be declared effective on July 9, 2014 at 2:00 p.m., or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Garrison Capital Inc.

By:	/s/ Brian Chase
	Name:	Brian Chase
	Title:	Chief Financial Officer